UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 1

SKYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

83083D 20 6

(CUSIP Number)

Fay M. Matsukage
Dill Dill Carr Stonbraker & Hutchings, P.C.
455 Sherman Street, Suite 300
Denver, CO 80203

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), §§240.13d-1(f) or §§240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083D 20 6
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SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Perry D. Logan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 721,191
	8	SHARED VOTING POWER 1,635,225
	9	SOLE DISPOSITIVE POWER 721,191
	10	SHARED DISPOSITIVE POWER 1,635,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,356,416
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.29%
14	TYPE OF REPORTING PERSON* IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS (INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares, $0.001 par value (“Common Shares”), of Skye International, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 7701 E. Gray Road, Suite 104 Scottsdale, Arizona 85260.

Item 2.	Identity and Background.

(a)	Name: Perry D. Logan

(b)	Present principal occupations: President & CEO – Skye International Inc.

(c)	Address of principal office: 7701 E. Gray Rd., Ste 104 Scottsdale, AZ 85260

(d)	Conviction in a criminal proceeding: no

(e)	Violations of federal or state securities laws: no

(f)	Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration.

From 2003 through 2006, Mr. Logan purchased 279,791 shares from the Issuer for $498,666 in private placements.

During 2007 and through October 24, 2008, Mr. Logan purchased a total of 1,407,000 shares from the Issuer for $477,315 in private placements.

During 2007 and through October 24, 2008, the Issuer has issued Mr. Logan a total of 75,000 shares for his service as a director.

Since March 2003, Mr. Logan has been purchasing shares of the Issuer in the open market.

Effective October 1, 2008 Mr. Logan was issued a common share purchase option entitling him to purchase up to 500,000 common shares at $0.50 per share until September 30, 2013.

Personal funds were used for all investments and purchases.

Item 4.	Purpose of Transaction.

Mr. Logan became a director of the Issuer in January 2007 and an officer of the Issuer in May 2007.  The Issuer’s board of directors has determined that it is necessary for the Issuer to issue debt and/or equity securities to implement its plan of operations.  Mr. Logan may participate in a private placement of such securities from time to time.

As a director, Mr. Logan tries to determine whether the persons serving as directors or management best serve the needs of the Issuer.  Accordingly, from time to time, Mr. Logan may propose a change to the Issuer’s board of directors and/or management in carrying out this duty.

A reverse split of the Issuer’s common stock on a 1 for 4 basis was effected in May 2008 and the common stock now bears CUSIP No.  83083D 20 6.

Except as described herein, Mr. Logan does not presently have any plan and is not considering any proposal that relates or would result in any of the actions enumerated in Item 4 of Schedule 13D.  Mr. Logan may form such a plan or proposal in the future.

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Item 5.	Interest in Securities of the Issuer.

(a)
As of October 24, 2008, Perry D. Logan is the owner of 2,356,416 shares of common stock (14.29%) of the Issuer.  Mr. Logan has an option to purchase 500,000 shares of common stock, 221,191 shares of common stock are held solely in Mr. Logan’s name and the balance of 1,635,225 shares of common stock are held jointly by Perry Logan and Rose Logan.

(b)	As of October 24, 2008, Perry D. Logan had sole power to vote and dispose of 721,191 shares of common stock and the shared power to dispose of 1,635, 225 shares of common stock.

(c)
During the sixty-day period preceding the filing of this Schedule 13D, there were no transactions in the Issuer’s shares of common stock by Mr. Logan other than the receipt of an option to purchase 500,000 shares of the Issuer’s common stock on October 1, 2008.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock beneficially owned by Mr. Logan except Rose Logan to the extent of the shares owned jointly by Perry Logan and Rose Logan.

(e)	Mr. Logan continues to be the beneficial owner of more than five percent of the Issuer’s outstanding shares of common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2008	/s/ Perry D. Logan
Perry D. Logan